FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * J.P. Morgan Partners (SBIC), LLC (Last) (First) (Middle)	2. Issuer Name Guitar Center, Inc. ("GTRC") and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
c/o J.P. Morgan Partners LLC 1221 Avenue of the Americas - 40th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 03/14/2003
(Street) New York, New York 10020		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/14/03		S		45,000	D	$4.33	2,806,919	D	(FN 1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Stock Option (right to purchase)	$28.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/6/99	5/6/08	Common Stock	1,667		-0-	I	(FN 2)
Stock Option (right to purchase)	$28.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/6/00	5/6/08	Common Stock	1,667		-0-	I	(FN 2)
Stock Option (right to purchase)	$28.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/6/01	5/6/08	Common Stock	1,666		-0-	I	(FN 2)
Stock Option (right to purchase)	$16.4375	N/A	N/A	N/A	N/A	N/A	N/A	4/26/00	4/26/09	Common Stock	1,667		-0-	I	(FNs 2 and 3)
Stock Option (right to purchase)	$16.4375	N/A	N/A	N/A	N/A	N/A	N/A	4/26/01	4/26/09	Common Stock	1,667		-0-	I	(FNs 2 and 3)
Stock Option (right to purchase)	$16.4375	N/A	N/A	N/A	N/A	N/A	N/A	4/26/02	4/26/09	Common Stock	1,666		-0-	I	(FNs 2 and 3)
Stock Option (right to purchase)	$13.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/2/01	5/2/10	Common Stock	5,000		-0-	I	(FNs 2 and 4)
Stock Option (right to purchase)	$11.5281	N/A	N/A	N/A	N/A	N/A	N/A	5/2/00	5/2/10	Common Stock	1,966		-0-	I	(FN 2)
Stock Option (right to purchase)	$12.325	N/A	N/A	N/A	N/A	N/A	N/A	7/27/00	7/27/10	Common Stock	1,839		-0-	I	(FN 2)
Stock Option (right to purchase)	$11.1563	N/A	N/A	N/A	N/A	N/A	N/A	11/2/00	11/2/10	Common Stock	2,032		-0-	I	(FN 2)
Stock Option (right to purchase)	$14.0781	N/A	N/A	N/A	N/A	N/A	N/A	2/8/01	2/8/11	Common Stock	1,610		-0-	I	(FN 2)
Stock Option (right to purchase)	$19.2350	N/A	N/A	N/A	N/A	N/A	N/A	4/26/02	4/26/11	Common Stock	1,667		-0-	I	(FN 2)
Stock Option (right to purchase)	$19.2350	N/A	N/A	N/A	N/A	N/A	N/A	4/26/03	4/26/11	Common Stock	1,667		-0-	I	(FN 2)
Stock Option (right to purchase)	$19.2350	N/A	N/A	N/A	N/A	N/A	N/A	4/26/04	4/26/11	Common Stock	1,666		-0-	I	(FN 2)
Stock Option (right to purchase)	$16.3498	N/A	N/A	N/A	N/A	N/A	N/A	4/26/01	4/26/11	Common Stock	1,386		-0-	I	(FN 2)
Stock Option (right to purchase)	$14.1525	N/A	N/A	N/A	N/A	N/A	N/A	7/26/01	7/26/11	Common Stock	4,004		-0-	I	(FN 2)
Stock Option (right to purchase)	$16.6500	N/A	N/A	N/A	N/A	N/A	N/A	7/26/02	7/26/11	Common Stock	2,000		-0-	I	(FNs 2 and 5)
Stock Option (right to purchase)	$12.0233	N/A	N/A	N/A	N/A	N/A	N/A	10/25/01	10/25/11	Common Stock	1,178		-0-	I	(FN 2)
Stock Option (right to purchase)	$13.6935	N/A	N/A	N/A	N/A	N/A	N/A	2/22/02	2/22/12	Common Stock	1,035		-0-	I	(FN 2)
Stock Option (right to purchase)	$16.5538	N/A	N/A	N/A	N/A	N/A	N/A	5/3/02	5/3/12	Common Stock	856		-0-	I	(FN 2)
Stock Option (right to purchase)	$19.4750	N/A	N/A	N/A	N/A	N/A	N/A	5/3/03	5/3/12	Common Stock	7,000		-0-	I	(FNs 2 and 6)
Stock Option (right to purchase)	$14.6838	N/A	N/A	N/A	N/A	N/A	N/A	7/30/02	7/30/12	Common Stock	4,824		-0-	D
Stock Option (right to purchase)	$16.2308	N/A	N/A	N/A	N/A	N/A	N/A	11/7/02	11/7/02	Common Stock	873		-0-	D
Explanation of Responses:
(1)	The amounts shown repesent the direct and indirect beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC") and its sole member, J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA").
(2)	The stock options were granted to Jeffrey Walker, a director of the Issuer, the President of JPM SBIC and a limited partner of JPMP Master Fund Manager, L.P., the general partner of JPM BHCA. Mr. Walker is obligated to exercise the options, and to transfer any shares issued under the stock options to JPM SBIC, at the request of JPM SBIC.
(3)	These options became exercisable in three annual installments, commencing April 26, 2000, April 26, 2001 and April 26, 2002.
(4)	These options become exercisable in three annual installments on May 2, 2001, May 2, 2002 and May 2, 2003.
(5)	These options become exercisable in three annual installments, commencing July 27, 2002, July 27, 2203 and July 27, 2004.
(6)	These options become exercisable in three annual installments, commencing May 3, 2003, May 3, 2004 and May 3, 2005.

J.P. Morgan Partners (SBIC), LLC

/s/ Jeffrey C. Walker	03/18/03

Jeffrey C. Walker President
** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.		Page 2

Name and Address of Reporting Person	Designated Reporter(1)	Statement for month/day/year	Deemed Execution Date, if any (month/day/year)	Issuer Name, Ticker or Trading Symbol	Title of Security	Amount of Securities Beneficially Owned	Ownership Form: Direct (D) or Indirect (I)	Nature of Indirect Beneficial Ownership	Disclaims Pecuniary Interest
J.P. Morgan Partners (BHCA), L.P. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas - 40th Floor New York, NY 10020	J.P. Morgan Partners (SBIC), LLC	March 14, 2003	N/A	Guitar Center, Inc. (“GTRC”)	Common Stock	See Tables I and II above	I	See Explanatory Note 2 below	No
JPMP Master Fund Manager, L.P. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas - 40th Floor New York, NY 10020	J.P. Morgan Partners (SBIC), LLC	March 14, 2003	N/A	Guitar Center, Inc. (“GTRC”)	Common Stock	See Tables I and II above	I	See Explanatory Note 3 below	No
JPMP Capital Corporation c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas - 40th Floor New York, NY 10020	J.P. Morgan Partners (SBIC), LLC	March 14, 2003	N/A	Guitar Center, Inc. (“GTRC”)	Common Stock	See Tables I and II above	I	See Explanatory Note 4 below	No
J.P. Morgan Chase & Co. 270 Park Avenue 35th Floor New York, NY 10017	J.P. Morgan Partners (SBIC), LLC	March 14, 2003	N/A	Guitar Center, Inc. (“GTRC”)	Common Stock	See Tables I and II above	I	See Explanatory Note 5 below	No
Chatham Ventures, Inc. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas - 40th Floor New York, NY 10020	J.P. Morgan Partners (SBIC), LLC	March 14, 2003	N/A	Guitar Center, Inc. (“GTRC”)	Common Stock	See Tables I and II above	I	See Explanatory Note 6 below	No

Explanatory Note:

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of the Reporting Persons disclaims beneficial ownership of the Issuer’s securities to the extent it exceeds such Person’s pecuniary interest.

(2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer’s equity securities by JPM SBIC and the Reporting Person. The Reporting Person is the sole member of JPM SBIC.

(3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer’s equity securities by JPM SBIC and by J.P. Morgan Partners (BHCA), L.P. (“JPM BHCA”), a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of JPM BHCA, the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(4) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer’s equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. (“MF Manager”), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer’s equity securities by JPM SBIC and JPMP BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC and JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.